February 3, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Nicholas O’Leary

Re:	Odysight.ai Inc. Registration Statement on Form S-1 Filed December 12, 2024 File No. 333-283773

Dear Mr. O’Leary:

Reference is made to our letter, filed as correspondence with the U.S. Securities and Exchange Commission via EDGAR on January 28, 2025, in which we requested the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 5:00 p.m. Eastern time, on Thursday, January 30, 2025. We are no longer requesting that the Registration Statement be declared effective at that date and time, and we hereby formally withdraw our prior request for acceleration of the effective date of the above-captioned Registration Statement, as amended.

Very truly yours,

The Benchmark Company, LLC

By:	/s/ Michael S. Jacobs
Name:	Michael S. Jacobs
Title:	Head of Equity Capital Markets

cc:	Yehu Ofer, Odysight.ai Inc.
Richard A. Friedman, Sheppard, Mullin, Richter & Hampton LLP
Gary Emmanuel, Greenberg Traurig, P.A.